ADDENDUM TO SEPARATION AGREEMENT

This Addendum to Separation Agreement (“Agreement”) is entered into as of May 28, 2010 between Flint Telecom Group, Inc. (consisting of Flint Telecom Group, Inc. and its subsidiaries and affiliates) (hereinafter, altogether referred to as “Flint”) and Bill Burbank (“BB”). BB and Flint agree as follows:

Unless otherwise indicated, terms used herein that are defined in the Separation Agreement shall have the same meanings herein as in the Separation Agreement.

RECITALS

A.	WHEREAS, on February 4, 2010, BB and Flint entered into a Separation Agreement related to the separation of BB’s employment with Flint; and

B.	WHEREAS, the parties have entered into this Agreement to add certain additional terms related to the Separation Agreement.

AGREEMENT

WHEREFORE, the parties to this Agreement hereby agree as follows:

1.	For adequate consideration, Flint hereby agrees to pay a total of $150,000 cash to BB over a period of 8 months; monthly payments in the amount of $18,750 shall commence as of July 31, 2010.

2.
In the event Flint fails to make any payment to BB in accordance with the terms set forth herein, Flint will be in default of this Agreement and shall have forty five days of when the payment is due to cure such default (a “Default Event”). A default interest rate of 18% shall be applied to any outstanding payments owed as of the Default Event. An additional cash payment of forty thousand dollars ($40,000) will also be immediately due and payable from Flint to BB.  If Flint fails to cure the Default Event on or before the end of the 45 day cure period, BB will be entitled to apply to the Court and obtain judgment against Flint for the outstanding payments outstanding and not made as of the Default Event.  Flint agrees it will not object to the entry of the Default Judgment and this Agreement will serve as Flint’s consent to the entry of same.   Notwithstanding the forgoing, Flint shall be entitled to challenge the final balance based upon payments actually made.

3.
Disputed Claim:  Each of the Parties understand and hereby agree that this settlement is in compromise of a disputed claim, that the Releases given are not to be construed as an admission of liability on the part of the party or parties hereby released, that the parties deny any liability on their respective parts, and that the parties hereto, by entering into this Agreement, attempt merely to avoid costly and lengthy litigation.

4.
Any controversy or claim of any kind arising out of or relating to this Agreement or its breach, including but not limited to any claim relating to its validity, interpretation, or enforceability, shall be governed by the law of State of Florida.

5.
This Agreement, coupled with the February 4, 2010, BB and Flint Separation Agreement,  is the entire Agreement regarding the subject matter hereof and supersedes all previous and contemporaneous discussions, negotiations, agreements and understandings. No other promises or agreements have been made.

6.
In the event that any provision of this Agreement is determined to be unenforceable for any reason, the remaining provisions shall remain in full force and effect and the unenforceable provision(s) shall be interpreted and rewritten to give effect to the parties’ intentions.

7.
Each of the Parties acknowledges and agrees that it has been advised that this Agreement is a binding legal document. Each of the Parties further agrees that has had adequate time and a reasonable opportunity to review the provisions of this Agreement and to seek legal advice regarding all its aspects, and that in executing this Agreement each of the Parties has acted voluntarily and has not relied upon any representation made by the other Party or any of its employees or representatives regarding the Agreement’s subject matter and/or effect. Each of the Parties has read and fully understands this Agreement and voluntarily agrees to its terms.

8.
Each of the parties hereto agrees not to disclose the facts or any of the terms of this Agreement to anyone except for its attorney, accountant and government taxing authorities, unless required to do so by court order. Each of the parties further agrees not to make any negative or disparaging statements about any other party, its affiliates or its employees or representatives to any third party, or to disclose any information that it became aware of as a result of its relationship with a party.

9.
This Agreement may be executed via facsimile or e-mail in counterparts, and each facsimile or e-mail counterpart shall have the same force and effect as an original and shall constitute an effective, binding agreement on the part of each of the undersigned.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                             FLINT TELECOM GROUP, INC.
By:     /s/ Vincent Browne
           Vincent Browne
                         Chief Executive Officer

Bill Burbank
By:        /s/ Bill Burbank